Suite 400 - 889 West Pender Street Vancouver, BC Canada V6C 3B2 Tel 604 694-6070 Fax 604 585-3800 info@staleyokada.com www.staleyokada.com

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

          We hereby consent to the use in the Pacific Rim Mining Corp. Annual Report to Shareholders on Form 40-F, of our report dated June 6, 2006, accompanying the consolidated financial statements of Pacific Rim Mining Corp. for the year ended April 30, 2006 and to the incorporation by reference thereof to the Registration Statement on Form S-8 (SEC No. 333-100832) initially filed with the Securities and Exchange Commission on October 28, 2002.

“Staley, Okada & Partners”

July 26, 2006	STALEY, OKADA & PARTNERS
Chartered Accountants